November 23, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Scott M. Anderegg, Staff Attorney

RE:  BIG CLIX CORP.
     AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403

Mr. Anderegg:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Big Clix Corp. (the "Company") dated November 18, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Refer to Rule 8-08 of Regulation S-X. Please also update the balance of your registration statement, as appropriate.

RESPONSE:

We concur with the Staff and have updated the financial statements as well as the appropriate financial references in the Registration Statement.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer

Enclosure